Exhibit 99.1

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

AMENDED NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 26, 2014

 Important Notice Regarding the Availability of Proxy Materials for the 2014 Annual General Meeting of Shareholders to be Held on December 26, 2014

This amended Notice is to inform you that the 2014 annual general meeting of shareholders (the “2014 AGM”) of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), a Cayman Islands company, is to be held on December 26, 2014 and the amended proxy materials for this meeting are available on the Internet. Our previous Notice for the 2014 AGM and the related proxy materials are replaced by this Notice and the amended proxy materials distributed to you as of December 5, 2014.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The proxy statement (the “Proxy Statement”) and the 2013 Annual Report are available at http://ir.ku6.com.

If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2014 AGM of the Company will be held on December 26, 2014 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and for any adjournment thereof, for the following purposes:

1.              To elect Xudong Xu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 1)

2.              To elect Robert Chiu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 2)

3.              To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 3)

4.              To elect Qingmin Dai to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 4)

5.              To elect Yong Gui to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 5)

6.              To elect Songhua Zhang to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 6)

7.              To elect Jiangtao Li to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 7)

8.              To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

(Proposal No. 8)

9.          To transact such other business as may properly come before the 2014 AGM or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement. You may access the Proxy Statement at http://ir.ku6.com.

You should vote by either attending the 2014 AGM in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before December 26, 2014.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Ms. Xin Wu, Acting Investor Relations Manager, at ir@ku6.com or +86 10 5758 6819. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2014 AGM or (2) receive email copies for all future meetings or only for the 2014AGM.

Holders of record of our ordinary shares at the close of business on October 31, 2014 are entitled to vote at the 2014 AGM and any adjournment thereof, and are encouraged and cordially invited to attend the 2014 AGM.

FOR THE BOARD OF DIRECTORS

Xudong Xu
Chairman of the Board of Directors

Beijing, China
December 5, 2014

YOUR VOTE IS IMPORTANT